UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For December 11, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Wafi-Golpu Memorandum of Understanding signed

Tuesday, 11 December 2018. Harmony Gold Mining Company Limited (Harmony) and its Wafi-Golpu Joint Venture (WGJV) partner Newcrest Mining Limited (Newcrest) have today signed a Memorandum of Understanding (MOU) with the Independent State of Papua New Guinea. The MOU is an affirmation of the parties’ intent to proceed with the Wafi-Golpu Project, subject to finalisation of the permitting process and Harmony and Newcrest board approvals.

The MOU establishes the framework for the parties to progress the permitting of the Wafi-Golpu Project as quickly as practicable in accordance with applicable regulatory processes. It provides a framework of key terms to be included in the Mining Development Contract and other related agreements with the State, including provision for stability to underpin the significant long-term investment required to develop and operate the Project. The MOU also re-affirms the intention of the parties to complete the permitting process and achieve grant of a Special Mining Lease by 30 June 2019.

“This MOU is an important step in progressing the permitting of the Wafi-Golpu project. I wish to thank Prime Minister O’Neill and his Government for the constructive manner in which they have worked with the WGJV partners and for the commitment demonstrated in advancing this important project in the best interests of the people of Papua New Guinea and shareholders,” said Peter Steenkamp, chief executive officer.

Peter added: “Our joint understanding of the terms and timeline that we are working towards as set out in the MOU is central to the commencement of the initial work program. Harmony is committed to make a meaningful contribution to the social and economic development of Papua New Guinea and we look forward to continue working with the government and people of Papua New Guinea to complete the permitting process.”

As a result of entering into the MOU, the WGJV is completing approval processes to commence a substantial work program, including the establishment of underground access for further drilling of the Golpu deposit and the construction of a bridge over the Markham River, which is an integral feature of the proposed new Northern Access road from the Highlands Highway to the mine site. The MOU recognises that development of the Wafi-Golpu Project will be of major economic significance to the people of Papua New Guinea, and encourages the development of the Project in a way which will contribute to the advancement of the social and economic welfare of the people of Papua New Guinea, while also providing a viable and stable foundation for the long term development of the Project by the WGJV.

About the Wafi-Golpu Project

Harmony and Newcrest each currently own 50% of Wafi-Golpu through the WGJV.

The State of PNG retains the right to purchase, at a pro rata share of accumulated exploration expenditure, up to 30% equity interest in any mineral discovery at Wafi-Golpu, at any time before the commencement of mining. If the State of PNG chooses to take-up its full 30% interest, the interest of each of Harmony and Newcrest will become 35%.

The Golpu deposit is located approximately 65km south-west of Lae in the Morobe Province of PNG which is the second largest city in PNG and will host the Wafi-Golpu export facilities. The proposed mine site sits at an elevation of approximately 200 metres above sea level in moderately hilly terrain and is located near the Watut River approximately 30km upstream from the confluence of the Watut and Markham rivers.

The Feasibility Study Update was release in March 2018. Project economics set out in the Feasibility Study Update demonstrates significant free cash flow generation. Once in production, the asset has the potential of being one of the lowest decile cost copper-gold producers.

The WGJV submitted an Environmental Impact Statement (EIS) for the Project to the relevant Papua New Guinean regulatory authority, Conservation and Environment Protection Agency (CEPA) in June 2018. Consultation with the regulatory authority, community and other stakeholders is ongoing.

For further information please contact

Lauren Fourie +27 (0)71 607 1498 lauren.fourie@harmony.co.za
This information is available on our website at www.harmony.co.za /what-we-do/exploration/wafi-golpu

Forward Looking Statements

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this presentation and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this presentation. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; changes in government regulation and the political environment, particularly tax, mining rights, environmental regulation and business ownership including any interpretation thereof ; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate. For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the company’s latest Form 20-F which is on file with the Securities and Exchange Commission, as well as the company’s other Securities and Exchange Commission filings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

Ends.

11 December 2018

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE:
HAR
NYSE:
HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

JSE Sponsor: J.P. Morgan Equities South Africa Propriety Limited

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea (PNG). Harmony, which has more than 68 years’ experience in the industry, is the second largest gold producer in South Africa. Our assets include one open pit mine and several exploration tenements in PNG, as well as 9 underground mines and 1 open pit operation and several surface sources in South Africa. In addition, we own 50% of the significant Golpu project in a joint venture in PNG.

The company’s primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 11, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director